Exhibit 99.12

CONSENT OF ALLIANCE TECHNICAL GROUP, LLC

The undersigned hereby consents to the use of the undersigned's name and information derived from the Technical Reports titled "Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at LANXESS South Plant" dated October 18, 2023 and "South West Arkansas Project Pre-Feasibility Study" dated September 18, 2023, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the "Company") for the period ended December 31, 2024 (collectively, the "Annual Report").

The undersigned also hereby consents to the use of the undersigned's name and the incorporation by reference of such information contained in the Annual Report into the Company's Registration Statements on Form F-10 (File No. 333-273462) and Form S-8 (File No. 333-262400), as amended.

/s/ Charles Daniel Campbell
Charles Daniel Campbell, P.E. Senior Managing Consultant (Retired) Alliance Technical Group, LLC

Date: March 21, 2025